UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ meeting held on March 30, 2020

Item 1

Grupo Aval Acciones y Valores S.A. (the “Company”) informs that the ordinary session of the General Shareholders Meeting, held on March 30, 2020, adopted the following decisions:

1.	It approved the Company’s financial statements, management report and other attachments, for the year ended on December 31, 2019. It further approved the following distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.

APPROVED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2019

GENERAL MEETING OF SHAREHOLDERS

Net Income			3,031,238,160,357.91

With tax benefit		1,551,482,284,959.54
Without tax benefit		1,479,755,875,398.37

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			7,816,338,414,579.58
Year 2016 and previous years		2,927,411,646,442.71
With tax benefit	869,792,831,700.74
Without tax benefit	2,057,618,814,741.97
Year 2017 and following		4,888,926,768,136.87
With tax benefit	2,700,729,082,763.07
Without tax benefit	2,188,197,685,373.80

Total sums available at the disposal of the General Meeting of Shareholders			10,847,576,574,937.50

To distribute a cash dividend of $5.00 per share per month from April 2020 to March 2021, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.			1,336,861,029,540.00

With tax benefit:		1,336,861,029,540.00
These dividends will be taken from profits of year 2016 and previous years, eligible to be distributed with tax benefit to Shareholders, between the months of April to October and part of November 2020.	869,792,831,700.74
These dividends will be taken from profits of year 2017 and following years, eligible to be distributed with tax benefit to Shareholders, for the fraction of November 2020 and for December 2020 to March 2021.	467,068,197,839.26

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2020, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 3. In this month, dividends will be paid until April 12.

Occasional reserve at the disposal of General Meeting of Shareholders			9,510,715,545,397.49

Total with tax benefit		3,785,143,169,883.35

Year 2019	1,551,482,284,959.54
Year 2018	1,563,833,932,261.88
Year 2017	669,826,952,661.93
Year 2016 and previous	0.00

Total without tax benefit		5,725,572,375,514.14

Year 2019	1,479,755,875,398.37
Year 2018	1,323,914,957,506.00
Year 2017	864,282,727,867.80
Year 2016 and previous years	2,057,618,814,741.97

TOTAL			10,847,576,574,937.50

NOTES:

1. Dividends distributed under profits of year 2017 and subsequent years will be taxed and subject to a withholding tax, according to applicable tax laws.

2. Dividends distributed under profits of year 2016 and previous years will be taxed and subject to a withholding tax if they are distributed from reserves that do not have tax benefit to shareholders.

3. According to article 242-1 of the Tax Statute, special withholding for dividends received as Non-Taxed, will be discounted to all shareholders according to their participation, as a lower value of the dividend to be paid.

2.	It elected the following individuals as members of the Board of Directors for the period beginning on April 1, 2020 and ending on March 31, 2021:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2020-2021

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (*)	Luis Fernando López Roca (*)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent Members

3.	It re-elected KPMG as External Auditor of the Company. KPMG will appoint the individuals that will act as principal and alternate External Auditor of the Company, on behalf of such firm.

4.	In addition to the aforementioned decisions, the Company informs that the following will be the ex-dividend dates applicable to the period beginning on April 2020 and ending on March 2021:

Ex-dividend Dates April 2020 - March 2021 (*)
Month	Initial ex-dividend date	Final ex-dividend date
April 2020	31.03.2020	03.04.2020
May 2020	27.04.2020	04.05.2020
June 2020	26.05.2020	01.06.2020
July 2020	24.06.2020	01.07.2020
August 2020	28.07.2020	03.08.2020
September 2020	26.08.2020	01.09.2020
October 2020	25.09.2020	01.10.2020
November 2020	27.10.2020	03.11.2020
December 2020	25.11.2020	01.12.2020
January 2021	28.12.2020	04.01.2021
February 2021	26.01.2021	01.02.2021
March 2021	23.02.2021	01.03.2021

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel